[redacted]

14040397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

APR 07 2014

Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd. Suite 1108
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Melvin (312) 341-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd.; Ste 404, Chicago (Address) (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Melvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melvin Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 3rd day of April, 2014.

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

APR 07 2014

Washington DC
405

MELVIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Securities, LLC

We have audited the accompanying statement of financial condition of Melvin Securities, LLC (the Company) as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the statement of financial condition, the Company has suffered recurring losses from operations and has a requirement to maintain adequate net capital in order to remain in good standing as a registered broker dealer, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the statement of financial condition as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
April 3, 2014

MELVIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 3,396
Receivable from broker/dealers and clearing organizations	142,627
Other Receivables	3,973
Furniture and equipment, at cost	
(net of accumulated depreciation of $52,470)	5,577
Other assets	9,862
Total assets	$ 165,435

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 30,702
Members' Capital	134,733
Total liabilities and members' capital	$ 165,435

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION

Nature of Business Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Securities transactions and related income and expenses are recorded on the trade date basis as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, and dividend expense. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalent Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment Furniture and equipment are recorded at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

NOTE 3 RECEIVABLES FROM BROKER-DEALERS & CLEARING ORGANIZATIONS

At December 31, 2013, receivables from broker-dealers and clearing organizations consist of:

Cash	$ 142,627

NOTE 4 RELATED PARTIES

The Company is substantially owned by Melvin & Company, LLC. During the year ended December 31, 2013, Melvin & Company, LLC contributed $87,414 of capital to the Company of which $87,293 was in the form of payments of liabilities to vendors of the Company.

In addition, Melvin & Company, LLC paid $15,844 of rent expense for the office premises leased by the Company which represented the management's determination of the use of the office space by the related company.

There were no amounts due from or to the related company at December 31, 2013.

NOTE 5 BENEFIT PLAN

The Company has in the past participated in a 401(k) profit sharing plan of one of the members of the LLC. The plan has been terminated. The Company has no plans to establish one in the near future.

NOTE 6 EMPLOYEE LEASING

The Company had entered into a Service Agreement with a professional employer organization dated March 16, 2009, whereas the Company's employees were employees of the professional employer organization who are assigned to the Company. This agreement has been terminated during the year.

NOTE 7 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company has entered into an operating lease agreement for its office space that will expire in September 2014 and will require minimum annual rentals as follows:

Year-Ended December 31,	
2014	20,844
Thereafter	0
Total	$ 20,844

The total occupancy rental expense included in the statement of operations for the year ended December 31, 2013 was $14,696 of which $11,948 related to the above lease. This amount was reduced by $15,844 that was paid by an affiliated company, which represented the rent allocation to the affiliated company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 9 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations and has an early warning net capital notification as of December 31, 2013 due to net capital being below one-hundred twenty (120%) of the required $100,000. These events raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has made significant restructuring to its cost of operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and retention of future profits within the Company. There can be no assurance that managements plans, as described above, will be realized.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $115,321 which was in excess of its required net capital of $100,000, but subject to regulatory notification due to being below $120,000. The Company's net capital ration was 2.01 to 1.

NOTE 11 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through April 3, 2014, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
Melvin Securities, LLC

In planning and performing our audit of the financial statements of Melvin Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined previously, as of and for the year ended December 31, 2013:

- The Company has not reconciled the books and records to the underlying subsidiary details of accounts receivable and accounts payable reports on a monthly basis. The accounts receivable aging included a receivable that had been previously received during the year. During 2013, certain accounts payable amounts and other recorded liabilities were paid by Melvin & Company, LLC, the Company's owner, and were recorded as capital contributions. The Company's underlying accounts payable detail was not adequately updated to reflect the proper remaining amounts outstanding throughout 2013. This resulted in material audit adjusting journal entries at December 31, 2013, and material differences between the Company's capital contributions and net loss included in Part IIA of Form X-17A-5 as of December 31, 2013 and the December 31, 2013 audited financial statements.

We have considered this deficiency in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Melvin Securities, LLC as of and for the year ended December 31, 2013, and this report does not affect our Independent Auditor's Report thereon dated April 3, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives, due to the items referred to in the preceding paragraph which resulted in inaccurate financial statements being prepared and not being detected and corrected on a timely basis.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Assoc

Bradford R. Dooley & Associates

Chicago, Illinois
April 3, 2014